Exhibit 99.2

Merus Labs International Inc.

Annual Report 2015

For the Years Ended September 30, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Merus Labs International Inc.:

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. and its subsidiaries which comprise the consolidated statements of financial position as at September 30, 2015 and 2014, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), statements of changes in equity and consolidated statements of cash flows for the years ended September 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Merus Labs International Inc. and its subsidiaries as at September 30, 2015 and 2014 and their financial performance and their cash flows for the years ended September 30, 2015 and 2014 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 21 to the consolidated financial statements, which explains that the consolidated financial statements for the year ended September 30, 2014 have been restated from those which we originally reported on December 18, 2014.

December 3, 2015	Chartered Professional Accountants
Toronto, Ontario	Licensed Public Accountants

ACCOUNTING › CONSULTING › TAX 111 RICHMOND STREET W, SUITE 300, TORONTO, ON M5H 2G4 1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

Merus Labs International Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2015	2014
			(restated - note 21)

Assets

Current assets
Cash and cash equivalents	note 2	$40,987,177	$14,358,567
Short-term investments		3,234	5,002
Trade and other receivables	note 4	14,202,624	4,072,304
Inventories	note 5	6,799,805	2,606,568
Derivative assets	note 6	-	269,699
Prepaid expenses		332,274	128,281
		62,325,114	21,440,421
Non-current assets
Property and equipment	note 7	119,205	128,593
Intangible assets	note 3, 8	201,539,290	176,624,352
Total assets		$263,983,609	$198,193,366

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		8,314,307	4,169,095
Income taxes payable		1,150,791	997,102
Derivative liabilities	note 6	893,666	-
Long term debt due within one year	note 10	15,463,595	15,348,386
		25,822,359	20,514,583
Non-current liabilities
Provisions	note 9	167,656	330,789
Long term debt	note 10	47,248,414	62,712,009
Preferred shares	note 12, 21	9,947,730	9,947,730
Total liabilities		83,186,159	93,505,111

Equity
Share capital	note 11	184,534,553	123,808,971
Equity reserve	note 11	37,215,779	35,132,914
Accumulated deficit		(61,271,614)	(61,033,735)
Accumulated other comprehensive income	note 13	20,318,732	6,780,105
Total equity		180,797,450	104,688,255
Total liabilities and equity		$263,983,609	$198,193,366

Commitments and contingencies (note 14)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Years ended September 30
		2015	2014
			(restated - note 21)

Revenues		$48,958,425	$26,151,440
Cost of goods sold	note 5	7,535,124	4,493,769
Gross margin		41,423,301	21,657,671

Operating expenses:
Sales and marketing		926,758	2,933,340
General and administrative	note 11, 14, 15	10,395,089	6,631,140
Amortization of intangible assets	note 8	25,184,970	12,983,584
Depreciation	note 7	15,591	3,547
Intangible assets impairment charge	note 8	-	4,212,441
Foreign exchange gains		(1,294,980)	(1,008,834)
		35,227,428	25,755,218

Operating income (loss)		6,195,873	(4,097,547)

Interest expense, net		5,975,357	3,468,940
Derivative losses (gains)	note 6, 10	1,535,920	(173,052)
Investment expense		1,769	131,663

Loss before income taxes		(1,317,173)	(7,525,098)

Income tax expense (recovery) - current	note 16	62,824	536,600
- deferred		(1,142,118)	-

Net loss for the year		$(237,879)	$(8,061,698)

Loss per share
Basic	note 17	$-	$(0.15)
Diluted	note 17	$-	$(0.15)

Weighted average number of common shares outstanding - basic		90,060,403	52,651,933
Weighted average number of common shares outstanding - diluted		90,060,403	52,651,933

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Years ended September 30
	2015	2014

Net loss for the year	$(237,879)	$(8,061,698)

Other comprehensive income
Items that may be reclassified to income:
Currency translation differences	14,680,745	1,098,559
Deferred tax expense	(1,142,118)	-

Other comprehensive income for the year	13,538,627	1,098,559

Total comprehensive income (loss)	$13,300,748	$(6,963,139)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2015	2014

Operating activities

Net loss for the year	$(237,879)	$(8,061,698)

Adjustments for the following items:
Amortization of intangible assets	25,184,970	12,983,584
Depreciation	15,591	3,547
Impairment of intangible assets	-	4,212,441
Interest expense	5,975,357	3,468,940
Income tax (recovery) expense	(1,079,294)	536,600
Unrealized losses (gains) on foreign exchange	2,582,780	(268,321)
Share-based compensation	2,512,459	1,251,584
Writedown of investments	-	123,947
Change in fair value of derivative financial instruments	1,163,365	(250,588)
Interest paid	(5,323,743)	(2,660,473)

Net change in non-cash working capital balances:
Provisions	(163,133)	47,516
Trade and other receivables	(10,130,320)	2,956,689
Prepaid expenses	(203,993)	(872)
Inventories	(4,193,237)	(1,437,635)
Accounts payable and accrued liabilities	4,145,212	(8,865)
Income taxes payable	102,194	(133,842)
Net cash provided by operating activities	20,350,329	12,762,554

Financing activities
Proceeds from debt issuance, net of issuance costs	-	78,013,214
Repayment of long-term debt	(16,000,000)	(30,000,000)
Proceeds from prospectus offering	59,562,323	50,846,979
Proceeds from issuance of preferred shares, net	-	9,947,730
Proceeds from exercise of stock options	733,665	-
Net cash provided by financing activities	44,295,988	108,807,923

Investing activities:
Product acquisitions	(36,439,154)	(121,512,827)
Capitalized development costs	(1,580,321)	(607,971)
Cash acquired on acquisition	-	6,807,162
Short-term investments	1,768	37,987
Loan receivable repayments	-	104,780
Purchase of property and equipment	-	(125,408)
Net cash used in investing activities	(38,017,707)	(115,296,277)

Net change in cash and cash equivalents	26,628,610	6,274,200

Cash and cash equivalents, beginning of year	14,358,567	8,084,367

Cash and cash equivalents, end of year	$40,987,177	$14,358,567

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Convertible debt - equity component	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2013	$56,014,232	$33,881,330	$1,313,550	$(52,972,037)	$5,681,546	$43,918,621

Share-based compensation (note 11)	-	1,251,584	-	-	-	1,251,584

Prospectus offering (note 11)	50,846,979	-	-	-	-	50,846,979

Acquisition (note 11)	6,807,162	-	-	-	-	6,807,162

Issuance of preferred shares (note 12)	-	-	-	-	-	-

Conversion of convertible debt (notes 11)	10,140,598	-	(1,313,550)	-	-	8,827,048

Net loss for the year	-	-	-	(8,061,698)	-	(8,061,698)

Other comprehensive income	-	-	-	-	1,098,559	1,098,559

Balance, September 30, 2014	$123,808,971	$35,132,914	$-	$(61,033,735)	$6,780,105	$104,688,255

Balance, September 30, 2014	$123,808,971	$35,132,914	$-	$(61,033,735)	$6,780,105	$104,688,255

Prospectus offering (note 13)	59,562,323	-	-	-	-	59,562,323

Share-based compensation (note 11)	-	2,512,459	-	-	-	2,512,459

Cancellation of shares in escrow (note 11)	(68,333)	68,333	-	-	-	-

Stock option exercise (note 11)	1,231,592	(497,927)	-	-	-	733,665

Net loss for the year	-	-	-	(237,879)	-	(237,879)

Other comprehensive income	-	-	-	-	13,538,627	13,538,627

Balance, September 30, 2015	$184,534,553	$37,215,779	$-	$(61,271,614)	$20,318,732	$180,797,450

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) for financial statements. The consolidated financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value. The policies set out below have been consistently applied to all the periods presented.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on December 3, 2015.

2.	Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions, and revenues and expenses are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

Material subsidiaries of the Company as at September 30, 2015 and 2014:

Company	September 30 2015 % ownership	September 30 2014 % ownership	Jurisdiction of incorporation

Merus Labs Luxco S.a R.L.	100.0	100.0	Luxembourg
Merus Labs Luxco II S.a R.L.	100.0	n/a	Luxembourg
Merus Pharma Inc.	100.0	n/a	British Columbia
Merus Labs Netherlands BV	100.0	100.0	Netherlands
ECG Holdings (US) Inc.	100.0	100.0	Delaware

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(b)	Accounting judgments, estimates, and uncertainties

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining that the product acquisitions of Salagen, Estraderm, and Sintrom were asset acquisitions. Management considered the guidance and definitions per IFRS 3 and IAS 38 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities; and
•	the valuation of warrants and share-based compensation expense

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)	Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all inventories as at September 30, 2015. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(ii)	Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

(iii)	Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information. As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities.

(iv)	Impairment of financial and non-financial assets

Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. The Company currently has no goodwill.

At the end of each reporting period, the Company reviews property, plant and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU. As at September 30, 2015, no indicators of impairment were identified.

During the fourth quarter of 2014, the Company’s Vancocin and Enablex intangible assets exhibited indicators of impairment, requiring the Company to assess these intangible assets for impairment. The Company carried out a review of the recoverable amount of the assets of each of its cash generating units (“CGUs”), which are defined at the product line level (Vancocin and Enablex). The carrying values of the CGUs at the impairment evaluation date of September 30, 2014 are included below:

	Enablex	Vancocin

September 30, 2014	$56,351,000	$9,507,000

The recoverable amount was calculated based on the CGUs’ fair value less costs to sell, determined using a discounted cash flow model. The assumptions in the discounted cash flow model that have the greatest estimation uncertainty include forecasted revenue and the discount rate which was based on the factors specific to each CGU, including risks inherent in the discounted cash flow models. The rates applied were as follows:

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Vancocin	13%
Enablex	15%

As a result of the review, the Company concluded that an impairment loss of approximately $4,212,000 was required for Vancocin, but no impairment loss was required for Enablex.

(v)	Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Depreciation on property, equipment, and intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 – 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 – 10 years
•	Product patents	Remaining economic life of patent
•	Manufacturing equipment	5 – 10 years

During the year ended September 30, 2015, the useful lives were considered reasonable.

(vi)	Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii)	Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the results of operations. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. HTM instruments, loans and receivables, and other financial liabilities are measured at amortized cost. Transaction costs for FVTPL financial instruments are expensed as incurred, whereas transaction costs for AFS, HTM, and other financial liability instruments are capitalized upon initial recognition of the instrument.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Publicly-traded investments	Fair value through profit or loss
Privately-held investments	Available-for-sale at cost
Trade and other receivables	Loans and receivables
Accounts payable and accrued liabilities	Other financial liability
Derivative assets/liabilities	Fair value through profit or loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated statement of financial position dates or the closing price on the last day the security traded if there were no trades at the consolidated statement of financial position dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii)	Privately-held investments:

Securities in privately-held companies that are not considered equity investments are recorded at fair value upon acquisition and subsequently measured at their initial cost less impairment.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(iii)	Other financial liabilities

Other financial liabilities (including debt and trade and other payables) are initially recorded at fair value less transaction costs and subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(d)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as one of the following:

i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);
ii)	Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or
iii)	Hedges of a net investment in a foreign operation (net investment hedge).

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of operations within foreign exchange (gains) losses.

The Company has not designated any of its derivatives as hedges as at September 30, 2015 and 2014.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(e)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $40,987,177 and $14,358,567, at September 30, 2015 and 2014, respectively. Cash equivalents may consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $nil and $nil, at September 30, 2015 and 2014, respectively. Interest earned on cash and cash equivalents was $813 and $46,781, for the years ended September 30, 2015 and 2014, respectively.

(f)	Inventories

Inventories are comprised of raw materials, work-in-progress and finished goods of pharmaceutical products and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing), and batch-specific stability testing. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

(g)	Trade and other receivables

Trade and other receivables are stated at their amortized cost and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(h)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful life of 2 to 10 years. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(i)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(j)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(k)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l)	Income taxes

Provision for income taxes consists of current and deferred tax expense. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end in the countries where the Company and its subsidiaries operate and generate taxable income, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized, using the liability method, on temporary differences between the carrying amounts of assets and liabilities on the consolidated statement of financial position and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each statement of financial position date.

Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(m)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a R.L., Merus Labs Luxco II S.a R.L., and Merus Labs Netherlands BV is Euros. The functional currency of Merus Pharma Inc. and ECG Holdings (US) Inc. is Canadian dollars.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(ii)	Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii)	Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

(n)	Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when the Company has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Salagen and Estraderm (note 3), the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of these products to the Company. The agreement required that Novartis continue to distribute and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. The Company relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Salagen and Estraderm on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

In connection with its acquisition of Sintrom (note 3), the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of the product to the Company. The agreement required that Novartis continue to manufacture, distribute, and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. The Company relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Sintrom on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses. During September 2015, the marketing authorization and commercial operations for Sintrom in Spain were transferred and the Company began selling directly to third parties, incurred the inventory risk, and took over all other responsibilities for the purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of Sintrom in Spain as opposed to an agent. As such, revenues for the sale of Sintrom in Spain made by the Company acting as principal were accounted for on a gross basis, in the same manner as its other products described above.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(o)	Share-based compensation

From time to time, the Company grants options and performance share units (PSU’s) to directors, officers, employees and non-employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

(p)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(q)	Basic and diluted net loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted earnings per share is equal to the basic earnings per share if the effects of the outstanding options and warrants are anti-dilutive.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(s)	Changes in accounting standards

During the period ended September 30, 2015 the following new or amended standards were issued and are effective for annual periods beginning on or after January 1, 2014 (October 1, 2014 for the Company), unless otherwise noted.

Accounting standards implemented during the period ended September 30, 2015:

•	On October 1, 2014, the Company adopted the amendment to IAS 32, Financial Instruments: presentation ("IAS 32"). The amendment clarifies the meaning of 'currently has a legally enforceable right to set-off'. There was no impact to the consolidated Financial Statements as a result of adopting this standard.

•	On October 1, 2014, the Company adopted the amendment to IAS 36, Impairment of Assets ("IAS 36"). The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units are required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The impact to the consolidated Financial Statements as a result of adopting this standard resulted in additional disclosures in notes 2 and 8 of the consolidated financial statements.

•	On October 1, 2014, the Company adopted the amendment to IAS 39, Financial Instruments: recognition ("IAS 39"). The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. There was no impact to the consolidated Financial Statements as a result of adopting this standard.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Future changes in accounting standards:

•	IFRS 9 Financial Instruments. The IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses as a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 focuses on how an entity manages its financial instruments in the context of its business model, as well as the contractual cash and cash equivalents flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods currently provided in IAS 39. In November 2013, the IASB has removed the mandatory effective date for IFRS 9. The effective date is for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of this standard.

•	IFRS 15 Revenue from Contracts with Customers. The IASB issued IFRS 15 to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of this standard.

3.	Acquisitions

Salagen and Estraderm

On May 21, 2015, the Company acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets.

Salagen ® (pilocarpine hydrochloride) is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Estraderm MX® is a transdermal delivery format of estradiol used for symptomatic treatment of menopause.

Pursuant to the acquisition, the Company acquired the product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brands in the territories acquired. Total consideration for the product acquisition was US$29,500,000 funded from cash on hand. The transaction was accounted for as an acquisition of assets.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Costs incurred to complete the acquisition were approximately $73,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $36,439,154 (US$29,500,000 plus transaction costs) and was allocated as follows:

Product rights - Salagen	$27,818,515
Product rights - Estraderm	8,620,639

Net assets acquired	$36,439,154

Sintrom

On September 8, 2014, the Company acquired the European rights to manufacture, market, and sell the branded prescription medicine product Sintrom.

Pursuant to the acquisition, the Company acquired the Sintrom product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brand in the territories acquired. Total consideration for the product acquisition was US$111,000,000. Approximately US$53,000,000 of the upfront cash payment was funded through a new $80,000,000 debt facility from a syndicate of Canadian commercial lenders, with the remainder funded from cash on hand (note 10). The transaction was accounted for as an acquisition of assets.

Costs incurred to complete the acquisition were approximately $157,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $121,512,827 (US$111,000,000 plus transaction costs) and was allocated as follows:

Product rights	$121,512,827

Net assets acquired	$121,512,827

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

4.	Trade and other receivables

	September 30 2015	September 30 2014

Trade receivables	$13,645,981	$3,782,246
Less: provision for doubtful accounts	-	-
Trade receivables – net	13,645,981	3,782,246
Other receivables	556,643	290,058
Trade and other receivables	$14,202,624	$4,072,304

The aging analysis of trade receivables is as follows:

	September 30 2015	September 30 2014
Current	$13,307,306	$3,632,705
1 to 30 days overdue	279,926	110,120
31 to 60 days overdue	6,046	2,539
61 to 90 days overdue	52,703	-
Greater than 90 days overdue	-	36,882
Total trade receivables	$13,645,981	$3,782,246

5.	Inventories

	September 30 2015	September 30 2014
Raw materials	$809,650	$870,799
Work-in-progress	429,554	135,230
Finished goods	5,560,601	1,600,539
Total inventories	$6,799,805	$2,606,568

The amount of inventories expensed in cost of goods sold during the year ended September 30, 2015 amounted to $6,307,322 (2014: $4,113,374). During the year ended September 30, 2015, the Company recorded inventory impairments of $88,291 (2014:$52,011)

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

6.	Derivative financial instruments

	September 30 2015	September 30 2014
Assets:
Forward foreign exchange contracts	$-	$269,699

Total derivative assets	$-	$269,699

Liabilities:
Forward foreign exchange contracts	$648,326	$-
Interest rate swap	245,340	-

Total derivative liabilities	$893,666	$-

In connection with its European operations, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At September 30, 2015, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $23,330,400 (2014: $4,861,370). For the year ended September 30, 2015, losses of $1,238,117 (2014: gains of $173,052) were recognized in derivative losses (gains) in the statements of operations in connection with these contracts.

In accordance with the terms of the Company’s long-term debt (note 10), during the second quarter the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. At September 30, 2015 the fair value of the interest rate swap contract represented a liability to the Company. For the year ended September 30, 2015, losses of $245,340 (2014: nil) were recognized in derivative losses (gains) in the statements of operations in connection with the mark-to-market valuation of this derivative financial instrument.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

7.	Property and equipment

Continuity of property and equipment as at September 30, 2015 was as follows:

	Computer Equipment	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2014	$2,615	$11,790	$120,758	$135,163
Foreign exchange differences	147	101	6,808	7,056

Cost at September 30, 2015	$2,762	$11,891	$127,566	$142,219

Accumulated Depreciation at September 30, 2014	$1,786	$4,784	$-	$6,570
Depreciation charge	830	2,678	12,083	15,591
Foreign exchange differences	146	34	673	853

Accumulated Depreciation at September 30, 2015	$2,762	$7,496	$12,756	$23,014

Carrying amount at September 30, 2014	$829	$7,006	$120,758	$128,593
Carrying amount at September 30, 2015	$-	$4,395	$114,810	$119,205

Continuity of property and equipment for the year ended September 30, 2014 was as follows:

	Computer Equipment	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2013	$2,572	$11,761	$-	$14,333
Additions	-	-	125,408	125,408
Foreign exchange differences	43	29	(4,650)	(4,578)

Cost at September 30, 2014	$2,615	$11,790	$120,758	$135,163

Accumulated Amortization at September 30, 2013	$940	$2,102	$-	$3,042
Amortization charge	862	2,685	-	3,547
Foreign exchange differences	(16)	(3)	-	(19)

Accumulated Amortization at September 30, 2014	$1,786	$4,784	$-	$6,570

Carrying amount at September 30, 2013	$1,631	$9,660	$-	$11,291
Carrying amount at September 30, 2014	$829	$7,006	$120,758	$128,593

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

8.	Intangible assets

Continuity of intangible assets as at September 30, 2015 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2014	$192,808,581	$21,961,923	$214,770,504
Product acquisitions (note 3)	36,439,154	-	36,439,154
Additions arising from internal development	1,580,321	-	1,580,321
Foreign exchange differences	13,578,136	1,238,297	14,816,433

Cost at September 30, 2015	$244,406,192	$23,200,220	$267,606,412

Accumulated Amortization at September 30, 2014	$27,324,473	$10,821,679	$38,146,152
Amortization charge	20,330,260	4,854,710	25,184,970
Foreign exchange differences	1,824,439	911,561	2,736,000

Accumulated amortization at September 30, 2015	$49,479,172	$16,587,950	$66,067,122

Carrying amount at September 30, 2014	$165,484,108	$11,140,244	$176,624,352
Carrying amount at September 30, 2015	$194,927,020	$6,612,270	$201,539,290

Continuity of intangible assets for the year ended September 30, 2014 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2013	$69,890,744	$21,600,365	$91,491,109
Product acquisitions	121,512,827	-	121,512,827
Additions arising from internal development	607,971	-	607,971
Foreign exchange differences	797,039	361,558	1,158,597

Cost at September 30, 2014	$192,808,581	$21,961,923	$214,770,504

Accumulated Amortization at September 30, 2013	$15,319,674	$5,843,295	$21,162,969
Amortization charge	7,915,136	5,068,448	12,983,584
Impairment charge	4,212,441	-	4,212,441
Foreign exchange differences	(122,778)	(90,064)	(212,842)

Accumulated amortization at September 30, 2014	$27,324,473	$10,821,679	$38,146,152

Carrying amount at September 30, 2013	$54,571,070	$15,757,070	$70,328,140
Carrying amount at September 30, 2014	$165,484,108	$11,140,244	$176,624,352

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

Vancocin – Product Rights

For the year ended September 30, 2014, management identified indicators of impairment with respect to the Vancocin product rights intangible asset as a result of actual results being lower than expectations due to the entry of a second generic competitor. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a nine-year period plus terminal period based on management’s best estimate of the impact of a second generic entrant on Vancocin as at September 30, 2014. Cash flows beyond the projection period were extrapolated using an estimated rate of decline of 15.0%. A post-tax discount rate of 13.0% was applied. Based on this analysis, the carrying amount of the Vancocin product rights was reduced to its recoverable amount through recognition of an impairment charge at September 30, 2014 of approximately $4,212,000 against the product rights.

Enablex – Product Rights

For the year ended September 30, 2014, management identified an indicator of impairment with respect to the Enablex product rights intangible asset. Management became aware of an effort on the part of the Federal Joint Committee (G-BA) of Germany to implement reference pricing (maximum reimbursable price) for anticholinergic-based OAB products in the market. Germany is the Company’s largest market for Enablex. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a nine-year period plus terminal period based on management’s best estimate of the impact of reference pricing in Germany. Cash flows beyond the projection period were extrapolated using an estimated rate of decline of 20.0%. A post-tax discount rate of 15.0% was applied. Based on this analysis, the FVLCTS for Enablex was found to be greater than its carrying value and no impairment charge was taken.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

9.	Provisions

	Year ended September 30, 2015	Twelve months ended September 30, 2014
Balance at beginning of year	$330,789	$283,273
Charges	189,227	695,864
Utilization	(363,409)	(644,362)
Foreign exchange	11,049	(3,986)
Balance at end of year	$167,656	$330,789
Less: current portion of provisions	-	-
Non-current portion of provisions	$167,656	$330,789

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American and certain European product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, expiry of product currently in inventory, forecast sales volumes, and changes in the marketplace.

10.	Long-term debt

	September 30 2015	September 30 2014
Current
Secured facility, net of unamortized transaction costs of $536,405	$15,463,595	$15,348,386

Total	$15,463,595	$15,348,386

Non-Current

Secured facility, net of unamortized transaction costs of $751,586	$47,248,414	$62,712,009

Total	$47,248,414	$62,712,009

On September 5, 2014, the Company entered into a new secured debt facility with a syndicate of Canadian lenders. The new facility provided additional funds for the purchase of Sintrom and refinanced the Company's existing senior secured debt at a lower rate and extended term. The new facility matures September 5, 2019 and provides for an $80 million term loan, currently at the Canadian BA rate plus 4.5%, or 5.3% effective rate, with principal repayments of $4,000,000 per quarter and monthly interest payments.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

In accordance with the terms of the loan, during the second quarter the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity.

The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility during the year and at September 30, 2015. Finance costs of $1,986,786 were capitalized to the loan balance and will be amortized over the term of the loan.

11.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Year ended September 30, 2015		Year ended September 30, 2014
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	81,245,724	$123,808,971	38,391,512	$56,014,232
Common shares cancelled pursuant to escrow agreement	(33,333)	(68,333)	-	-
Common shares issued pursuant to prospectus offerings	20,672,750	59,562,323	31,929,750	50,846,979
Common shares issued on conversion of debenture	-	-	6,677,918	10,140,598
Common shares issued pursuant to acquisition	-	-	4,246,544	6,807,162
Common shares issued pursuant to options exercise	416,500	1,231,592	-	-
Balance, end of period	102,301,641	$184,534,553	81,245,724	$123,808,971

(b)	Escrow shares

On December 4, 2014, the Company cancelled 33,333 shares still held in escrow pursuant to the acquisition of Orbis Pharma, Inc. As per the terms of the agreement, any shares remaining in escrow were cancelled upon termination of employment of the Company's former Chief Executive Officer in October 2014.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(c)	Prospectus offerings

On April 30, 2015, the Company completed a prospectus offering of 20,672,750 shares, including the underwriter over-allotment option, at a price of $3.05 per share for gross proceeds of $63,051,888. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $3,489,000.

On June 19, 2014, the Company closed a prospectus offering of 18,400,000 shares, including the underwriter over-allotment option, at a price of $1.70 per share for gross proceeds of $31,280,000. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $2,017,000.

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on June 30, 2014, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

(d)	Conversion of debenture

On July 17, 2014, the Company notified the holder of its convertible debenture that it had achieved the threshold required to force conversion into common shares as per the terms of the arrangement. As such, the Company issued 6,677,918 shares in satisfaction of the outstanding principal and accrued interest to the date of conversion.

(e)	Acquisitions

On August 14, 2014, the Company completed an acquisition agreement with Dacha Strategic Metals Inc. (“Dacha”). The acquisition agreement provided that Dacha convert its liquid assets into cash and cash equivalents and contribute the proceeds to a new subsidiary. The purchase price was equal to the total value of the cash held by the newly incorporated subsidiary, being $6,975,001 and was paid for by the issuance to Dacha of the Company's common shares valued at $1.70 per share, subject to certain purchase price adjustments. Costs of the acquisition were approximately $168,000.

(f)	Stock option plan

The Company has reserved 10,230,134 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

In the twelve months ended September 30, 2015, the Company granted 1,935,000 options (2014: 1,525,000 options) to management, staff and directors, with exercise prices ranging from 1.69 to 2.92 per share (2014: $1.49 to $1.80 per share). The options have a term of five years and vest over terms ranging from one to three years.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The estimated fair value of the options granted during the year ended September 30, 2015, using the Black-Scholes option pricing model, was $2,233,406 (2014: $1,633,734). $2,030,479 was expensed in the financial statements during the year ended September 30, 2015 (2014: $1,048,696) relating to current and prior period grants and has been included in general and administrative expenses in the statement of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Year ended September 30
	2015	2014

Weighted-average fair value of options	$1.15	$1.09

Risk-free interest rate	1.24%	2.0%

Volatility of the Company's common shares	71%	74%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	8.7%	0%

Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2013	2,465,000	$1.90

Options granted	1,525,000	1.75
Options expired	(200,000)	2.03
Options forfeited	(333,333)	1.94
Options outstanding, September 30, 2014	3,456,667	$1.82

Options granted	1,935,000	1.97
Options expired	(1,006,667)	2.01
Options forfeited	(150,000)	1.73
Options exercised	(416,500)	1.76

Options outstanding, September 30, 2015	3,818,500	$1.86

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The range of exercise prices for outstanding and exercisable options at September 30, 2015 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable
$ 0.51	8,500	2.62	8,500
$ 0.91	150,000	2.77	150,000
$ 1.19	50,000	2.27	50,000
$ 1.49	75,000	3.26	25,000
$ 1.63	200,000	3.99	200,000
$ 1.69	200,000	3.78	200,000
$ 1.70	75,000	3.56	75,000
$ 1.75	1,060,000	4.32	530,000
$ 1.80	675,000	3.42	450,000
$ 1.88	300,000	4.23	150,000
$ 2.00	450,000	0.82	450,000
$ 2.02	200,000	1.30	200,000
$ 2.73	225,000	4.49	75,000
$ 2.92	150,000	4.65	5,000
	3,818,500		2,613,500

(h) Performance Share Unit Plan

In December 2014 the Company granted 800,000 Performance Share Units to an executive officer in connection with his employment agreement. The grant was subject to the Performance Share Unit Plan (the "Plan") being approved by the Board of Directors as well as regulatory and shareholder approval. In January 2015, the Board approved the Plan, subject to ratification by the shareholders, in addition to approving the grant of 150,000 Units to two other executive officers. The plan was approved by the Company's shareholders on March 26, 2015. During the year ended September 30, 2015, 90,000 Units (2014: nil) were forfeited in connection with a resignation, while 100,000 new Units (2014: nil) were issued to a new executive, leaving 960,000 Units currently outstanding. Share based compensation expense in the amount of $481,980 was recognized for the year ended September 30, 2015 (2014: nil) in connection with these grants. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

12.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. After October 31, 2019 the dividend rate is set to increase to LIBOR plus 10% for one year. Thereafter, the dividend rate will increase to LIBOR plus 12% into perpetuity. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000.

Based on management’s assessment of the various components of the Preferred Shares it was determined that the entire instrument should be recorded as a liability. Accordingly, the Company has restated the statement of financial position at September 30, 2014 to reflect this revised assessment. Dividends paid on the Preferred Shares are included in interest expense in the statement of operations.

13.	Accumulated other comprehensive income

	Translation	Deferred Tax	Total
At September 30, 2013	5,681,546	-	5,681,546
Currency translation differences	1,098,559	-	1,098,559

At September 30, 2014	6,780,105	-	6,780,105
Deferred taxes		(1,142,118)	(1,142,118)
Currency translation differences	14,680,745	-	14,680,745

At September 30, 2015	$21,460,850	$(1,142,118)	$20,318,732

14.	Commitments and contingencies

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	September 30 2015	September 30 2014
Less than 1 year	$105,576	$114,295
1 to 2 years	105,576	105,576
2 to 3 years	26,394	105,576
3 to 4 years	-	26,394
Thereafter	-	-
Total	$237,546	$351,841

Lease expense recognized during the year ended September 30, 2015 was $193,746 (2014: $194,699), which has been included in general and administrative expenses in the statements of operations.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(b) Legal proceedings

Notice of Allegation

In June 2014, Merus received notification from Apotex Inc. that it has filed with Health Canada an Abbreviated New Drug Submission seeking market approval for a generic version of Enablex for the Canadian marketplace. In connection with this filing, Merus received Notices of Allegation (“NOAs”) from Apotex against the Company’s Enablex patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations. Enablex is currently protected in Canada by three issued patents listed on the Canadian patent register.

In March 2015, the Company entered into a settlement agreement with Apotex. The terms of the settlement agreement are confidential but are not financially material. The Company plans to continue with the marketing of Enablex® to urologists and other medical practitioners across Canada into the foreseeable future.

Arbitration Proceeding

In August 2014, Merus received notice of a request for arbitration from the original owner of Merus’ former Factive product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names Merus as a respondent together with Cornerstone and Vansen. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim.

(c) Revenue based commitments

Pursuant to the Company’s exclusive license agreement with EISAI, the Company is subject to a royalty fee of 20% based on the net sales of Salagen.

(d) Purchase commitments

Pursuant to the Company’s raw materials supply agreement with a contract manufacturer, the Company is committed to purchasing approximately $485,000 of product per calendar year from 2016 to 2023.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

15.	Related party transactions

At September 30, 2015 and 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recorded in the general and administrative line of operating expenses are as follows:

	Year ended September 30
	2015	2014

Salaries	$1,538,240	$1,440,910
Share based compensation	2,512,459	1,251,584
	$4,050,699	$2,692,494

16.	Income taxes

The major components of income tax (recovery) expense for the period ended September 30, 2015 and 2014 are:

	Year ended September 30
Income tax recognized in profit or loss	2015	2014
Current tax
Current period tax expense	$62,824	$536,600

Deferred tax:
Deferred tax expense	(1,142,118)	-
Provision for income taxes	$(1,079,294)	$536,600

A reconciliation between income tax expense and the product of accounting income multiplied by Canada’s domestic tax rate (26.47% for Merus) for the period ended September 30, 2015 and 2014 is as follows:

	Year ended September 30
	2015	2014

Income (loss) before recovery of income taxes	$(1,317,173)	$(7,525,098)

Income tax expense (benefit) at the statutory income tax rate of 26.47% (2014: 26.47%)	(348,655)	(1,991,893)
Non-deductible expenses for tax purposes	(1,931,523)	333,933
Deductible temporary differences and unused tax losses not recognized, including impact of change in rate	3,800,179	2,181,626
Effect of income taxes recorded at rates different from the Canadian tax rate	(2,599,294)	12,934
Other differences	-	-
Income tax (recovery) expense	$(1,079,294)	$536,600

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The following table summarizes the components of deferred tax:

	Year ended September 30
	2015	2014
Deferred Tax Assets
Non-capital losses carried forward	$1,142,118	$-

Deferred Tax Liabilities
Related party debt	(1,142,118)	-
Net deferred tax liabilities	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset:

	Year ended September 30
Movement in net deferred tax liabilities	2015	2014

Balance at the beginning of the year	$-	$-
Recognized in profit/loss	(1,142,188)	-
Recognized in OCI	1,142,188	-

Balance at end of the year	$-	$-

Deferred taxes re provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year ended September 30
	2015	2014

Unrecognized deferred tax assets in relation to:

Non-capital losses carried forward	$28,004,360	$6,514,932
Non-capital losses carried forward - Luxembourg	7,953,372	-
Net capital losses carried forward	14,600,695	13,807,000
Intangible assets	7,965,190	2,117,760
Share issuance costs	6,950,690	1,471,843
Long term debt	651,614	-
Property, plant and equipment	1,995	-
	$66,127,916	$23,911,535

Share and debt issue costs will be fully amortized in 2019. The net capital loss carryforward may be carried forward indefinitely, but can only be used to reduce capital gains. Luxembourg non-capital losses carry forward indefinitely. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The aggregate amount of temporary differences associated with investments in subsidiaries, branches, associates and interest in joint arrangements is approximately $3,731,653. As the Company can control the dividend policies, it is able to control the timing of the reversal of the temporary differences associated with the investments noted above. It is also probable that the temporary difference will not reverse in the foreseeable future. Therefore, the deferred tax liabilities associated with the investments have not been recognized.

The Company has unused non-capital tax losses that may be applied against future taxable income for Canadian federal and provincial income tax purposes, which expire as follows:

Non-capital losses	Federal and provincial
Expires in
2025 to 2029	12,744,610
2030 to 2035	23,889,280
Total	36,633,890

17.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended September 30
	2015	2014
Income (loss)
Loss attributable to equity holders of the Company from continuing operations	$(237,879)	$(8,061,698)
Income (loss) attributable to equity holders of the Company from discontinued operations	-	-
Total	$(237,879)	$(8,061,698)
Weighted average number of ordinary shares in issue	90,060,403	52,651,933

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: warrants and stock options. As the Company recorded a net loss for the years ended September 30, 2015 and 2014, these items were considered anti-dilutive and have therefore been excluded from the calculation of diluted earnings per share.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

	Year ended September 30
	2015	2014
Income (loss)
Loss attributable to equity holders of the Company from continuing operations	$(237,879)	$(8,061,698)
Income (loss) attributable to equity holders of the Company from discontinued operations	-	-
Total	$(237,879)	$(8,061,698)
Weighted average number of ordinary shares in issue	90,060,403	52,651,933
Weighted average number of ordinary shares for diluted earnings per share	90,060,403	52,651,933

18.	Management of capital

The Company includes the following in its definition of capital:

	September 30	September 30
	2015	2014
Debt comprised of:
Secured facility	$62,712,009	$78,060,395
Preferred shares	9,947,730	9,947,730

Equity comprised of:
Share capital	184,534,553	123,808,971
Equity reserve	37,215,779	35,132,914
Deficit and AOCI	(40,952,882)	(54,253,630)
	$253,457,189	$192,696,380

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Secured Facility (refer to note 10). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company has however declared and paid cash dividends to its preferred shareholders. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

19.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

September 30, 2015
Classification	Carrying value	Fair value
Financial assets and liabilities at FVTPL	$	$
- Short-term investments	3,234	3,234
- Derivative liabilities used for hedging	893,666	893,666
Loans and receivables
- Cash and cash equivalents	40,987,177	40,987,177
- Trade and other receivables	14,202,624	14,202,624
Other financial liabilities
- Accounts payable and accrued liabilities	8,314,307	8,314,307
- Long term debt	62,712,009	64,000,000
- Preferred Shares	9,947,730	9,947,730

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

September 30, 2014
Classification	Carrying value	Fair value
Financial assets at FVTPL	$	$
- Short-term investments	5,002	5,002
- Derivative assets used for hedging	269,699	269,699
Loans and receivables
- Cash and cash equivalents	14,358,567	14,358,567
- Trade and other receivables	4,072,304	4,072,304
Other financial liabilities
- Accounts payable and accrued liabilities	4,169,095	4,169,095
- Long term debt	78,060,395	80,000,000
- Preferred Shares	9,947,730	9,947,730

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2015, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,234	$3,234	$-	$-
	$3,234	$3,234	$-	$-

Liabilities:
Derivative liabilities	$893,666	$-	$893,666	$-
	$893,666	$-	$893,666	$-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

At September 30, 2014, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$5,002	$5,002	$-	$-
Derivative assets	269,699	-	269,699	-
	$274,701	$5,002	$269,699	$-

Liabilities:
N/A	$-	$-	$-	$-
	$-	$-	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At September 30, 2015	2016	2017	2018	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$16,000,000
Accounts payable and accrued liabilities	8,314,308	-	-	-
Income taxes payable	1,460,249	-	-	-
Total	$25,774,557	$16,000,000	$16,000,000	$16,000,000

	Year ended September 30
At September 30, 2014	2015	2016	2017	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	4,169,095	-	-	-
Income taxes payable	997,102	-	-	-
Total	$21,166,197	$16,000,000	$16,000,000	$32,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 3.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

The following financial assets and liabilities were denominated in foreign currencies at September 30, 2015 (U.S. dollar 1.3345, Euro 1.4951) and September 30, 2014 (U.S. dollar 1.1200, Euro 1.4153):

	September 30 2015	September 30 2014
Denominated in U.S. dollars
Cash and cash equivalents	13,206,260	3,738,885
Trade and other receivables	6,685,246	970,087
Accounts payable and accrued liabilities	(2,112,871)	(327,163)
Net assets denominated in U.S. dollars	17,778,635	4,381,809

Denominated in Euros
Cash and cash equivalents	13,294,546	6,676,575
Trade and other receivables	5,107,363	1,475,443
Accounts payable and accrued liabilities	(4,148,804)	(2,204,374)
Income taxes payable	(1,150,791)	(997,102)
Net assets denominated in Euros	13,102,314	4,950,542

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended September 30, 2015 from a change in foreign currencies with all other variables held constant as at September 30, 2015:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$139,187	$(139,187)
4%	278,374	(278,374)
6%	417,561	(417,561)
8%	556,748	(556,748)
10%	695,935	(695,935)

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents and short-term investments, and accounts receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at the Canadian BA rate plus 4.5%. The Company's exposure to interest rate movements is limited through facilities under its credit agreement, whereby 50% of the loan value has been fixed through an interest rate swap through maturity. It is management’s opinion that the Company is not exposed to significant interest rate risk. At September 30, 2015, the Company held no interest-bearing investments.

20.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Year ended September 30
	2015	2014
Canada	$6,593,171	$8,198,140
International	42,365,254	17,953,300
	$48,958,425	$26,151,440

Other than Canada, the Company derived more than 10% of its revenues in the year ended September 30, 2015 or year ended September 30, 2014 period from Germany, Spain, Netherlands and the UK. Revenues in Germany of $11,750,229 (2014: $4,707,240), Spain of $9,325,727 (2014: 544,543), Netherlands of $2,419,652 (2014: $3,325,481) and UK of $4,407,362 (2014: $2,688,366) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	September 30	September 30
	2015	2014
Canada	$2,979,402	$4,205,625
Luxembourg	198,679,093	172,547,320
	$201,658,495	$176,752,945

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended September 30, 2015 and 2014

21.	Prior period adjustment and reclassification

During the year ended September 30, 2014, the Company issued $10,000,000 of Series A convertible preferred shares (see note 12). The preferred shares pay a dividend of 8% per annum, subject to adjustments after October 31, 2019 as described in note 12. The preferred shares were originally treated as a component of equity. Due to the non-discretionary nature of the dividends, it was determined that the entire instrument should have been treated as a liability. Accordingly, the fair value of the instrument at inception should be recorded as a liability. Any dividends declared should be recorded through profit and loss. The comparatives of the prior period have been adjusted to reflect this as follows:

As at and for the year ended September 30, 2014	As previously reported	Adjustment	As restated

Statement of Financial Position:
Preferred shares – non-current liability	$-	$9,947,730	$9,947,730
Preferred shares – equity	9,947,730	(9,947,730)	-

Additionally, certain amounts have been reclassified from foreign exchange gains to derivative losses (gains) in the prior year to conform with current year presentation.